Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended December 31,
	2006	2005	2004	2003	2002

Income from continuing operations before taxes and minority interests	$200.6	$189.8	$177.0	$124.9	$82.0
Less undistributed earnings of equity method investments	(8.2)	(4.3)	(5.8)	(0.4)	(1.4)
Plus distributed earnings of equity method investments	0.3	—	1.3	—	2.6
Plus amortization of capitalized interest	0.5	0.3	0.2	0.2	0.1

	$193.2	$185.8	$172.7	$124.7	$83.3

Plus:
Fixed charges:
Other Interest expense (includes amortization of deferred financing costs)	$49.2	$49.0	$42.9	$42.4	$38.0
Floorplan interest expense	61.6	47.1	40.9	35.8	27.4
Capitalized interest	7.1	4.0	2.9	2.3	2.2
Interest factor in rental expense	44.6	36.2	28.2	22.6	16.5
Preferred stock dividends	—	—	—	—	10.5

Total fixed charges	$162.5	$136.3	$114.9	$103.1	$94.6

Less:
Capitalized interest	$7.1	$4.0	$2.9	$2.3	$2.2
Preferred dividends	—	—	—	—	10.5

Earnings	$348.6	$318.2	$284.7	$225.5	$165.2

Ratio of earnings to fixed charges	2.1	2.3	2.5	2.2	1.7